

February 16, 2012

Via E-mail
David M. Rainey
Chief Financial Officer
Debt Resolve, Inc.
150 White Plains Road, Suite 108
Tarrytown, NY 10591

> **Re:** **Debt Resolve, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Response dated February 6, 2012**
> **File No. 001-33110**

Dear Mr. Rainey:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated January 18, 2012, which relates to comment 16 in our letter dated November 23, 2011. The disclosure required by Item 404 of Regulation S-K must be included in Item 13 of your Form 10-K, it is not sufficient that such disclosure is included in the footnotes to your financial statements. Please revise your disclosure accordingly. In doing so, ensure that you disclose the identities of the parties, the amounts of any outstanding indebtedness as of the latest practicable date and the identities of the two existing investors that purchased the accrued expenses sold by your Co-Chairman and Founder on December 22, 2010. Refer to Items 404(a) and (d) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 31

2. We note your responses to comments 6 and 7 in our letter dated January 18, 2012. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director